Exhibit 5.1

WILLIAMS LAW GROUP, P.A.
2503 West Gardner Court
Tampa, FL  33611
Phone: 813.831.9348
Fax:  813.823.5284

January 29, 2011

PMB Helin Donovan
Austin TX

Re:  Renewable Fuels Corp.

To Whom It May Concern:

Renewable Fuels Corp., a Nevada corporation, (the "Company") has requested certain information in connection with your examination of the financial statements as of September 30, 2010.

We call your attention to the fact that we have acted for the Company from March 2010 through the date of this letter, primarily on SEC matters. Thus, there may exist matters of a legal nature which would have a bearing on the Company's financial condition as to which we have not been consulted.

Subject to the foregoing and to the last paragraph of this letter, we advise you that at and since March 2010, we have not been engaged to give substantive attention to or represent the Company in connection with any material loss contingency coming within the scope of Paragraph 5 of the Statement of Policy referred to in the last paragraph of this letter.

This response is limited by, and in accordance with, the ABA Statement of Policy Regarding Lawyers' Responses 10 Auditors' Requests for information (December 1975); without limiting the generality of the foregoing, the limitations set forth in such Statement on the scope and use of this response (Paragraphs 2 and 7) are specifically incorporated herein by reference, and any description herein of any "loss contingencies" is qualified in us entity by Paragraph 5 of the Statement and the accompanying Commentary (which is an integral part of the Statement). Consistent with the last sentence of Paragraph 6 of the Statement and pursuant to the Company's request, this will confirm as correct the Company's understanding as set forth in its audit inquiry to us that whenever in the course of performing legal services for the Company with respect to a matter recognized to involve an unasserted possible claim or assessment that may call for financial statement disclosure, we have formed a professional conclusion that the Company must disclose or consider disclosure concerning such possible claim or assessment, we, as a matter of professional responsibility to the Company, will so advise the Company and will consult with the Company concerning the question of such disclosure and The applicable requirements of Statement of Financial Accounting Standards No.5.  We also confirm that there are no unasserted possible claims that we have advised the Company are probable of assertion and which must be disclosed in accordance with FASB No. 5.

Please be advised that as of September 30, 2010, there were no unpaid fees and expenses for work that was substantially completed as of said date. The amount of billed fees and expenses as of September 30, 2010, were $0.

The information set forth herein is as of the date of this letter and we disclaim to advise you of changes which thereafter may be brought to our attention.

This letter is solely for the Company's information and for the information of its auditors in connection with said auditors' examination often Company's accounts as of December 31, 2009, and is not to be quoted in whole or in part, or otherwise referred to in any financial statement of the Company, nor is it to be filed with, or disclosed to any governmental agency or other person, without the prior written consent of this firm.

Sincerely,

/s/ Michael T. Williams, Esq.

Michael T. Williams, Esq.